EXHIBIT 12.1

AMERICAN EXPRESS CREDIT CORPORATION
COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Three Months	Years Ended December 31,
	Ended
	March 31, 2011	2010	2009	2008	2007

Earnings:
Net income	$69	$348	$362	$864	$725
Income tax provision (benefit)	―	(24)	8	132	60
Interest expense	166	598	629	1,618	2,046

Total earnings (a)	$235	$922	$999	$2,614	$2,831

Fixed charges ― Interest expense (b)	$166	$598	$629	$1,618	$2,046

Ratio of earnings to fixed charges (a/b)	1.42	1.54	1.59	1.62	1.38

Interest expense does not include interest on liabilities recorded in accordance with GAAP governing unrecognized tax benefits. Credco’s policy is to classify such interest in income tax provision in the Consolidated Statements of Income.

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